UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2004


                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)


                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)


                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F [X]     Form 40-F [ ]


         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

         If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.

                                   CELANESE AG


    On February 10, 2004 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its press release announcing that Celanese AG's Supervisory Board has approved changes to the Board of Management, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

                                    EXHIBITS

           Exhibit No.             Exhibit
           -----------             -------

           99.1 Press release dated February 10, 2004 announcing the approval of changes to Celanese AG's Board of Management by its Supervisory Board

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CELANESE AG
                                         (Registrant)

                                         By:  /s/ P. W. Premdas
                                              ----------------------------------
                                         Name :   Perry W. Premdas
                                         Title:   Member of the Management Board
                                                 (Chief Financial Officer)




    Date: February 10, 2004

                                  EXHIBIT INDEX


           Exhibit No.              Exhibit
           -----------              -------

           99.1 Press release dated February 10, 2004 announcing the approval of changes to Celanese AG's Board of Management by its Supervisory Board